UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2024
Commission File Number:
1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in its Charter)

America Mobile
(Translation of Registrant’s name into English)
Lago Zurich 245
Plaza Carso / Edificio Telcel, Piso 16
Colonia Ampliación Granada, Alcaldía Miguel Hidalgo
11529, Mexico City
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F  ☒
Form
40-F  ☐
This Report on Form
6-K
shall be incorporated by reference into the Registrant’s
Registration Statement on
Form F-3ASR
(File
No. 333-259910).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations as of and for the nine months ended September 30, 2023. Our unaudited interim condensed consolidated financial statements as of September 30, 2023 and for the nine months ended September 30, 2022 and 2023 are attached to this report.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2022 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023 (our “2022 Form 20-F”).

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	information about our expected commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	statements about our future economic performance or that of Mexico or other countries in which we operate, including statements regarding currency and inflation;

•	competitive developments in the telecommunications sector;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Part III Risk Factors” in our 2022 Form 20-F, include the impact of the COVID-19 pandemic, economic and political conditions and government policies, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMÉRICA MÓVIL

América Móvil, S.A.B. de C.V. (“América Móvil,” “we,” “us,” “our” or the “Company”) is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We provide telecommunications services in 22 countries or territories, as well as through a joint venture in Chile. We are a leading telecommunications service provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services, based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have operations in 13 other countries in the Americas and seven countries in Central and Eastern Europe. As of September 30, 2023, we had 306.2 million wireless voice and data subscribers and 73.4 million fixed RGUs.

We have identified RGUs as a key performance indicator (“KPI”) that helps measure the performance of our operations. The table below includes the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscribers and fixed RGUs of all of our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following reportable segments:

•	Mexico Wireless;

•	Mexico Fixed;

•	Brazil;

•	Colombia;

•	Southern Cone (Argentina, Paraguay and Uruguay);

•	Andean Region (Ecuador and Peru);

•	Central America (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua);

•	Caribbean (the Dominican Republic and Puerto Rico); and

•	Europe (Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia).

	As of September 30,
	2022	2023

	(in thousands)
Wireless Subscribers:
Mexico	81,808	83,417
Brazil	86,629	85,032
Colombia	36,844	38,701
Southern Cone	26,789	27,614
Andean Region	21,156	21,808
Central America	16,381	16,947
Caribbean	7,276	7,525
Europe	23,776	25,131

Total Wireless Subscribers	300,658	306,176
Fixed RGUs:
Mexico	21,121	20,999
Brazil	24,302	23,262
Colombia	9,184	9,413
Southern Cone	2,676	3,417
Andean Region	2,600	2,506
Central America	4,579	4,834
Caribbean	2,695	2,768
Europe	6,153	6,250

Total Fixed RGUs	73,310	73,449

Total RGUs (Wireless subscribers and fixed RGUs)	373,968	379,625

We operate in all of our geographic segments under the Claro brand name, except in Mexico and Europe, where we principally do business under the brand names listed below.

COUNTRY	PRINCIPAL BRANDS	SERVICES AND PRODUCTS
Mexico	Telcel	Wireless voice Wireless data

	Telmex Infinitum	Fixed voice Fixed data

Europe	A1	Wireless voice Wireless data Fixed voice Fixed data Pay TV

Recent Developments

On November 29, 2023, the Company, through its subsidiary América Móvil, B.V., increased its overall shareholding in Telekom Austria AG to 58% of its total outstanding shares through a series of open market transactions.

OPERATING AND FINANCIAL REVIEW AS OF SEPTEMBER

30, 2023 AND FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2022 AND 2023

The following is a summary and discussion of our unaudited condensed consolidated financial information as of September 30, 2023 and for the nine months ended September 30, 2022 and 2023. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our 2022 Form 20-F and our unaudited interim condensed consolidated financial statements as of September 30, 2023 and for the nine months ended September 30, 2022 and 2023 attached to this report.

In the opinion of our management, the unaudited condensed consolidated financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our 2022 Form 20-F.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps.17.7287 to U.S.$1.00, which was the rate reported by Banco de México for settlement of obligations in foreign currencies due on September 29, 2023, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación) on September 28, 2023.

Condensed Consolidated Financial Information of América Móvil

The following tables set forth our unaudited consolidated financial information for the nine months ended September 30, 2022 and 2023.

	For the nine months ended September 30,
	2022 (1)		2023

	(in millions of Mexican pesos)				(in millions of U.S. dollars)
	(unaudited)
Operating revenues:
Service revenues	Ps.	532,405	Ps.	521,859	U.S.$	29,436
Sales of equipment		96,134		93,441		5,271

	Ps.	628,539	Ps.	615,300	U.S.$	34,707

Operating costs and expenses:
Cost of sales and services		245,608		237,179		13,378
Commercial, administrative and general expenses		135,023		131,043		7,392
Other expenses		3,158		5,775		326
Depreciation and amortization		118,565		115,327		6,505

	Ps.	502,354	Ps.	489,324	U.S.$	27,601

Operating income	Ps.	126,185	Ps.	125,976	U.S.$	7,106

Interest income		3,112		6,645		375
Interest expense		(30,940)		(32,295)		(1,822)
Foreign currency exchange gain, net		25,041		15,494		874
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(23,701)		(21,313)		(1,202)
Equity interest in net result of associated companies		48		(3,732)		(211)

Profit before income tax		99,745		90,775		5,120
Income tax		35,658		29,112		1,642

Net profit for the period from continuing operations	Ps.	64,087	Ps.	61,663	U.S.$	3,478
Profit after tax for the period from discontinued operations		2,672		—		—

Net profit for the period	Ps.	66,759	Ps.	61,663	U.S.$	3,478

Net profit for the period attributable to:
Equity holders of the parent from continuing operations	Ps.	59,778	Ps.	58,049	U.S.$	3,274
Equity holders of the parent from discontinued operations		2,672		—		—
Non-controlling interests		4,309		3,614		204

	Ps.	66,759	Ps.	61,663	U.S.$	3,478

Other comprehensive income (loss) items:
Net other comprehensive loss that may be reclassified to profit or loss in subsequent periods:
Effect of translation of foreign entities from continuing operations	Ps.	(28,965)	Ps.	(27,440)	U.S.$	(1,548)
Effect of translation of foreign entities from discontinued operations	Ps.	(1,750)	Ps.	—	U.S.$	—
Re-measurement of defined benefit plan, net of deferred taxes	Ps.	677	Ps.	(74)		(4)
Unrealized loss on equity investments at fair value, net of deferred taxes		(5,699)		(3,631)		(204)

	For the nine months ended September 30,
	2022 (1)		2023

	(in millions of Mexican pesos)				(in millions of U.S. dollars)
	(unaudited)
Total other comprehensive loss items for the period, net of deferred taxes		(35,738)		(31,145)		(1,756)

Total comprehensive income for the period	Ps.	31,021	Ps.	30,518	U.S.$	1,722

Comprehensive income for the period attributable to:
Equity holders of the parent from continuing operations	Ps.	31,391	Ps.	29,158	U.S.$	1,645
Non-controlling interests		(370)		1,360		77

	Ps.	31,021	Ps.	30,518	U.S.$	1,722
Comprehensive income for the period:
Net comprehensive income from continuing operations	Ps.	28,349	Ps.	30,518	U.S.$	1,722
Net comprehensive income from discontinued operations		2,672		—		—

	Ps.	31,021	Ps.	30,518	U.S.$	1,722

(1)	Restated for discontinued operations relating to our operations in Panama and Chile.

	As of December 31,		As of September 30,
	2022		2023

	(in millions of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(unaudited)
Balance Sheet Data
Total current assets	Ps.	361,004	Ps.	359,244	U.S.$	20,263
Total non-current assets		1,257,095		1,232,898		69,543

Total assets		1,618,099		1,592,142		89,806

Total current liabilities		488,877		533,665		30,102
Long-term debt		408,565		354,122		19,975
Long-term lease debt		101,247		105,024		5,924
Deferred income taxes		30,302		24,684		1,392
Deferred revenues		2,556		2,063		116
Asset retirement obligation		10,800		10,723		605
Employee benefits		137,923		137,317		7,745

Total liabilities		1,180,270		1,167,598		65,859
Equity:
Capital stock		95,365		95,364		5,379
Retained earnings:
Prior year		429,324		475,671		26,831
Profit for the year		76,159		58,049		3,274

Total retained earnings		505,483		533,720		30,105
Other comprehensive loss items		(227,044)		(261,574)		(14,754)

Equity attributable to equity holders of the parent	Ps.	373,804	Ps.	367,510	U.S.$	20,730
Non-controlling interests		64,025		57,034		3,217

Total equity		437,829		424,544		23,947

Total liabilities and equity	Ps.	1,618,099	Ps.	1,592,142	U.S.$	89,806

Consolidated Results of Operations for the Nine Months Ended September 30, 2022 and 2023

Our financial statements are presented in Mexican pesos, but our operations outside of Mexico account for a significant portion of our revenues and expenses. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the euro, U.S. dollar, Brazilian real, Colombian and Argentine peso, affect our results of operations as reported in Mexican pesos.

In the following discussion regarding our results, we include a discussion of the change in the different components of our revenues and cost and expenses between periods at constant exchange rates, i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

On July 1, 2022, we completed the sale of 100% of our interest in our subsidiary, Claro Panama, S.A. (“Claro Panama”), pursuant to the agreement with Cable & Wireless Panama, S.A., an affiliate of Liberty Latin America LTD. (“LLA”), announced on September 15, 2021. The transaction excluded (i) all telecommunication towers owned indirectly by América Móvil in Panama and (ii) the Claro trademarks. The agreed purchase price was U.S.$200 million on a cash/debt free basis. The Company received an adjusted closing consideration of U.S.$116.7 million in cash. As a result, in accordance with IFRS 5, Claro Panama’s operations are classified as discontinued operations for the nine months ended September 30, 2022 that is presented in the unaudited consolidated financial information included in this report.

On October 6, 2022, LLA and the Company announced that they completed the transaction to combine their operations in Chile (VTR and Claro Chile, respectively) in order to create a 50/50 joint venture called Claro Chile, SpA. In accordance with IFRS 11, this transaction is classified as a joint venture, since both LLA and the Company exercise joint control over Claro Chile, SpA, and all relevant decisions require the consent of both parties. Consequently, in accordance with IFRS 5, Claro Chile’s operations are classified as discontinued operations for the nine months ended September 30, 2022 that is presented in the unaudited consolidated financial information, and, from October 6, 2022, are recognized by applying the equity method.

Operating Revenues

Total operating revenues for the first nine months of 2023 decreased by 2.1%, or Ps.13.2 billion, over the first nine months of 2022. At constant exchange rates, total operating revenues for the first nine months of 2023 increased by 11.6% over the first nine months of 2022. This increase at constant exchange rates principally reflects an increase in prepaid, postpaid, corporate networks, broadband and equipment revenues, partially offset by a decrease in Pay TV service s and fixed voice revenues.

Service Revenues – Service revenues for the first nine months of 2023 decreased by 2.0%, or Ps.10.5 billion, over the first nine months of 2022. At constant exchange rates, service revenues for the first nine months of 2023 increased by 11.6% over the first nine months of 2022. This increase at constant exchange rates principally reflects increases in revenues from our prepaid and postpaid mobile services, fixed broadband and corporate networks, which were partially offset by a decrease in revenues from our Pay TV services and fixed voice revenues.

Sales of Equipment – Sales of equipment revenues for the first nine months of 2023 decreased by 2.8%, or Ps.2.7 billion, over the first nine months of 2022. At constant exchange rates, sales of equipment revenues for the first nine months of 2023 increased by 11.4% over the first nine months of 2022. This increase at constant exchange rates principally reflects higher sales of smartphones, data-enabled devices and accessories, particularly in Mexico, Brazil, Europe and Central America.

Operating Costs and Expenses

Total operating costs and expenses for the first nine months of 2023 decreased by 2.6%, or Ps.13.0 billion, over the first nine months of 2022. At constant exchange rates, total operating costs and expenses for the first nine months of 2023 increased by 11.3% over the first nine months of 2022. This increase at constant exchange rates principally reflects increases in electric energy costs, payments to other networks, network maintenance and information technology costs.

Cost of Sales and Services – Cost of sales and services for the first nine months of 2023 decreased by 3.4%, or Ps.8.4 billion, over the first nine months of 2022. At constant exchange rates, cost of sales and services for the first nine months of 2023 increased by 9.6% over the first nine months of 2022. This increase at constant exchange rates principally reflects an increase in electric energy costs, payments to other networks, network maintenance, infrastructure, lease space and cost of equipment. This increase, which was also due to inflationary pressures, was partially offset by our cost savings program.

Commercial, Administrative and General Expenses – Commercial, administrative and general expenses for the first nine months of 2023 decreased by 2.9%, or Ps.4.0 billion, over the first nine months of 2022. As a percentage of operating revenues, commercial, administrative and general expenses were 21.3% for the first nine months of 2023, as compared to 21.5% for the first nine months of 2022. At constant exchange rates, commercial, administrative, and general expenses for the first nine months of 2023 increased by 12.7% over the first nine months of 2022. This increase at constant exchange rates principally reflects changes in the salaries to adjust for inflation, customer care services and centers, and information technology solutions.

Other Expenses – Other expenses for the first nine months of 2023 increased by Ps.2.6 billion over the first nine months of 2022, principally due to the write-off of cost of sales of towers in the Dominican Republic and Peru.

Depreciation and Amortization – Depreciation and amortization for the first nine months of 2023 decreased by 2.7%, or Ps.3.2 billion, over the first nine months of 2022. As a percentage of operating revenues, depreciation and amortization were 18.7% for the first nine months of 2023, as compared to 18.9% for the first nine months of 2022. At constant exchange rates, depreciation and amortization for the first nine months of 2023 increased 14.8% over the first nine months of 2022. This increase at constant exchange rates principally reflects higher amortization of rights of use of towers owned by Sitios Latinoamérica, S.A.B. de C.V. (“Sitios Latam”), higher capital expenditures in Brazil, our acquisition of 32.0% of Grupo Oi’s mobile business in Brazil in April 2022 and amortization of 5G license payments.

Operating Income

Operating income for the first nine months of 2023 decreased by 0.2%, or Ps.0.2 billion, over the first nine months of 2022. Operating margin (operating income as a percentage of operating revenues) was 20.5% for the first nine months of 2023, as compared to 20.1% for the first nine months of 2022.

Non-Operating Items

Net Interest Expense – Net interest expense (interest expense less interest income) for the first nine months of 2023 decreased by 7.8%, or Ps.2.2 billion, over the first nine months of 2022. This decrease principally reflects a decrease in interest expense on debt due to changes in interest rates in Brazil.

Foreign Currency Exchange Gain, Net – We recorded a net foreign currency exchange gain of Ps.15.5 billion for the first nine months of 2023, compared to our net foreign currency exchange gain of Ps.25.0 billion for the first nine months of 2022. The gain principally reflects the depreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar, the euro and the British pound sterling.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net – We recorded a net loss of Ps.21.3 billion for the first nine months of 2023 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net loss of Ps.23.7 billion for the first nine months of 2022. The change in the first nine months of 2023 principally reflects a loss on hedging instruments as a result of the depreciation of some of the currencies in which our indebtedness is denominated, allocated to América Móvil and America Movil, B.V.

Income Tax – Our income tax expense for the first nine months of 2023 was Ps.29.1 billion, as compared to Ps.35.7 billion for the first nine months of 2022 (excluding income tax for discontinued operations in Panama and Chile). This decrease was due to a reduction in our effective income tax rate as a percentage of profit before taxes of 32.1% in the first nine months of 2023, compared to 35.8% in the first nine months of 2022. This difference with respect to the legal rate of 30.0% was mainly due to the tax effect of higher inflation and tax benefits in several entities.

Net Profit

We recorded a net profit of our continuing operations of Ps.61.7 billion for the first nine months of 2023, a decrease of 3.8%, or Ps.2.4 billion over the first nine months of 2022.

The net loss obtained through the discontinued operation of Claro Panama until its sale on July 1, 2022 and the operation of Claro Chile until it was deconsolidated in connection with the creation of the Claro Chile, SpA joint venture on October 6, 2022, is classified as net loss for the period for a total of Ps.2.7 billion in 2022.

Segment Results of Operations for the Nine Months Ended September 30, 2022 and 2023

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate, including Ecuador, Puerto Rico and El Salvador.

	Mexican Pesos per foreign currency unit (average for the period) for the nine months ended September 30,
	2022	2023	% Change
Brazilian real	3.8601	3.4930	(9.5)
Colombian peso	0.0046	0.0042	(8.7)
Argentine peso	0.1496	0.0552	(63.1)
U.S. dollar	20.2412	17.0449	(15.8)
Euro	20.3919	18.5414	(9.1)

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	For the nine months ended September 30, 2022
	Operating revenues		Operating income (loss)

	(in millions of Mexican pesos)
Mexico Wireless	Ps.	179,867	Ps.	56,239
Mexico Fixed		72,020		9,805
Brazil		126,477		18,586
Colombia		55,862		11,233
Southern Cone		31,288		2,663
Andean Region		40,957		5,750
Central America		35,402		6,761
Caribbean		30,819		6,657
Europe		78,998		12,977
Eliminations		(23,151)		(4,486)

Total	Ps.	628,539	Ps.	126,185

	For the nine months ended September 30, 2023
	Operating revenues		Operating income (loss)

	(in millions of Mexican pesos)
Mexico Wireless	Ps.	190,609	Ps.	62,193
Mexico Fixed		75,833		9,479
Brazil		123,985		18,413
Colombia		45,820		7,318
Southern Cone		25,627		837
Andean Region		40,835		8,582
Central America		32,889		4,826
Caribbean		29,216		6,309
Europe		74,865		12,141
Eliminations		(24,379)		(4,122)

Total	Ps.	615,300	Ps.	125,976

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our reportable segments by comparing results for the first nine months of 2023 and 2022. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, operating income and operating margin (operating income as a percentage of operating revenues).

Each reportable segment includes all income, cost and expense eliminations that occurred between subsidiaries within the reportable segment. The Mexico Wireless segment also includes corporate income, costs and expenses.

Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of exchange rate changes and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

Mexico Wireless

The number of prepaid wireless subscribers for the first nine months of 2023 increased by 1.9% over the first nine months of 2022, and the number of postpaid wireless subscribers increased by 2.1%, resulting in an increase in the total number of wireless subscribers in Mexico of 2.0%, or 1.6 million, to approximately 83.4 million as of September 30, 2023.

Segment operating revenues for the first nine months of 2023 increased by 6.0% over the first nine months of 2022. Adjusted segment operating revenues for the first nine months of 2023 increased by 6.7% over the first nine months of 2022. This increase in segment operating revenues principally reflects an increase in prepaid and postpaid wireless revenues.

Segment operating margin was 32.6% in the first nine months of 2023, as compared to 31.3% for the first nine months of 2022. Adjusted segment operating margin for this segment was 40.7% for the first nine months of 2023, as compared to 40.4% for the first nine months of 2022. This increase in adjusted segment operating margin in the first nine months of 2023 principally reflects an increase in prepaid and postpaid wireless revenues and the effects of our cost savings program.

Mexico Fixed

The number of fixed voice RGUs in Mexico for the first nine months of 2023 decreased by 3.0% over the first nine months of 2022, and the number of broadband RGUs in Mexico increased by 2.0%, resulting in a decrease in total fixed RGUs in Mexico of 0.6% over the first nine months of 2022, or 122 thousand, to approximately 21.0 million as of September 30, 2023.

Segment operating revenues for the first nine months of 2023 increased by 5.3% over the first nine months of 2022. Adjusted segment operating revenues for the first nine months of 2023 increased by 5.7% over the first nine months of 2022. This increase in adjusted segment operating revenues principally reflects an increase in broadband and corporate and business services revenues, increased customer retention rates and the launch of new commercial offers, partially offset by fixed voice revenues.

Segment operating income for the first nine months of 2023 decreased by 3.3% over the first nine months of 2022. Adjusted segment operating income for the first nine months of 2023 decreased by 67.0% over the first nine months of 2022. This decrease principally reflects increases in the contractual salary of our employees, higher information technology and administrative expenses, customer service costs and depreciation expenses driven by an increase in network capacity, quality and coverage.

Segment operating margin was 12.5% in the first nine months of 2023, as compared to 13.6% in the first nine months of 2022. Adjusted segment operating margin was 0.9% in the first nine months of 2023, as compared to 2.8% in the first nine months of 2022. The decrease in segment operating margin for the first nine months of 2023 principally reflects an annual increase in wages, salaries and benefits, increases in costs for information technology services, network deployment and related maintenance costs, and customer care centers.

Brazil

The number of prepaid wireless subscribers for the first nine months of 2023 decreased by 6.3% over the first nine months of 2022, and the number of postpaid wireless subscribers increased by 1.6%, resulting in a decrease in the total number of wireless subscribers in Brazil of 1.8%, or 1.6 million, to approximately 85.0 million as of September 30, 2023. The number of fixed voice RGUs for the first nine months of 2023 decreased by 8.5% over the first nine months of 2022, the number of broadband RGUs increased by 1.9%, and the number of Pay TV RGUs decreased by 8.2%, resulting in a decrease in total fixed RGUs in Brazil of 4.3%, or 1 million, to approximately 23.2 million as of September 30, 2023.

Segment operating revenues for the first nine months of 2023 decreased by 2.0% over the first nine months of 2022. Adjusted segment operating revenues for the first nine months of 2023 increased by 8.3% over the first nine months of 2022. This increase in adjusted segment operating revenues principally reflects higher mobile prepaid and postpaid services and fixed data revenues in broadband, business and corporate services despite lower revenues in fixed voice and Pay TV in the first nine months of 2023 over the first nine months of 2022.

Segment operating income for the first nine months of 2023 decreased by 0.9% over the first nine months of 2022. Adjusted segment operating income for the first nine months of 2023 increased by 4.7% over the first nine months of 2022.

Segment operating margin was 14.9% in the first nine months of 2023, as compared to 14.7% in the first nine months of 2022. Adjusted segment operating margin was 14.1% in the first nine months of 2023, as compared to 14.6% in the first nine months of 2022. This increase in segment operating margin for the first nine months of 2023 was driven by operating revenues growth and as a result of an increase in equipment sales, our acquisition of 32.0% of Grupo Oi’s mobile business in Brazil and related synergies, and our cost savings program, partially offset by increases in costs for network maintenance, electric energy, maintenance of customer care centers and information technology solutions.

Colombia

The number of prepaid wireless subscribers for the first nine months of 2023 increased by 4.6% over the first nine months of 2022, and the number of postpaid wireless subscribers increased by 6.3%, resulting in an increase in the total number of wireless subscribers in Colombia of 5.0%, or 1.9 million, to approximately 38.7 million as of September 30, 2023. The number of fixed voice RGUs for the first nine months of 2023 increased by 5.2% over the first nine months of 2022, the number of broadband RGUs increased by 1.2% and the number of Pay TV RGUs increased by 1.2%, resulting in an increase in total fixed RGUs in Colombia of 2.5%, or 229 thousand, to approximately 9.4 million as of September 30, 2023.

Segment operating revenues for the first nine months of 2023 decreased by 18.0% over the first nine months of 2022. Adjusted segment operating revenues for the first nine months of 2023 increased by 1.4% over the first nine months of 2022. This increase in adjusted segment operating revenues reflects an increase in postpaid services, Pay TV, corporate and business services, offset by a decrease in prepaid services and broadband.

Segment operating income for the first nine months of 2023 decreased by 34.9% over the first nine months of 2022. Adjusted segment operating income for the first nine months of 2023 decreased by 14.8% over the first nine months of 2022.

Segment operating margin was 16.0% in the first nine months of 2023, as compared to 20.1% in the first nine months of 2022. Adjusted segment operating margin was 20.9% in the first nine months of 2023, as compared to 24.9% in the first nine months of 2022. This decrease in segment operating margin is due to an increase in electric energy costs, network maintenance, leases, customer services, information technology solutions and doubtful accounts.

Southern Cone—Argentina, Paraguay and Uruguay

The number of prepaid wireless subscribers for the first nine months of 2023 increased by 2.3% over the first nine months of 2022, and the number of postpaid wireless subscribers increased by 4.4%, resulting in an increase in the total number of wireless subscribers in our Southern Cone segment of 3.1%, or 825 thousand, to approximately 27.6 million as of September 30, 2023. The number of fixed voice RGUs for the first nine months of 2023 increased by 26.7% over the first nine months of 2022, the number of broadband RGUs increased by 29.7%, and the number of Pay TV RGUs increased by 25.9%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 27.7%, or 741 thousand, to approximately 3.4 million as of September 30, 2023.

Segment operating revenues for the first nine months of 2023 decreased by 18.1% over the first nine months of 2022. Adjusted segment operating revenues for the first nine months of 2023 decreased by 7.1% over the first nine months of 2022. This decrease in adjusted segment operating revenues principally reflects a decrease in adjusted operating revenues in Argentina, Uruguay and Paraguay attributable to adverse economic conditions. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

Segment operating income for the first nine months of 2023 decreased by 68.6% over the first nine months of 2022. Adjusted segment operating income for the first nine months of 2023 decreased by 5.2% over the first nine months of 2022.

Segment operating margin was 3.3% in the first nine months of 2023, as compared to 8.5% in the first nine months of 2022. Adjusted segment operating margin was 31.2% in the first nine months of 2023, as compared to 30.6% in the first nine months of 2022. This increase in the adjusted segment operating margin for the first nine months of 2023 principally reflects slightly lower adjusted revenues, as described above, partially offset by our cost savings program in all countries. This also comes as a result of depreciation of the Argentine peso and higher inflation rates, principally in Argentina, including government control on prices and employee salaries.

As described above, our Chilean operations through the joint venture with Claro Chile, SpA, are classified as discontinued operations and, as a result, the figures for 2022 have been restated to account for these operations.

Andean Region—Ecuador and Peru

The number of prepaid wireless subscribers for the first nine months of 2023 increased by 1.2% over the first nine months of 2022, and the number of postpaid wireless subscribers increased by 6.3%, resulting in an increase in the total number of wireless subscribers in our Andean Region segment of 3.1%, or 652 thousand, to approximately 21.8 million as of September 30, 2023. The number of fixed voice RGUs for the first nine months of 2023 decreased by 9.7% over the first nine months of 2022, the number of broadband RGUs increased by 0.3% and the number of Pay TV RGUs decreased by 1.6%, resulting in a decrease in total fixed RGUs in our Andean Region segment of 3.6%, or 94 thousand, to approximately 2.5 million as of September 30, 2023.

Segment operating revenues for the first nine months of 2023 decreased by 0.3% over the first nine months of 2022. Adjusted segment operating revenues for the first nine months of 2023 increased by 12.0% over the first nine months of 2022. This increase in adjusted segment operating revenues was mainly due to the sale of towers in Peru to Sitios Latam and reflects revenue growth from postpaid, broadband, corporate and business networks in both Ecuador and Peru. Revenues from prepaid decreased in both Ecuador and Peru. In Ecuador, fixed voice had a slight increase. Decreases from Pay TV services in Ecuador were partially offset by an increase from Pay TV services in Peru.

Segment operating income for the first nine months of 2023 increased by 49.3% over the first nine months of 2022. Adjusted segment operating income for the first nine months of 2023 increased by 50.9% over the first nine months of 2022. This increase in adjusted segment operating income principally reflects an operating income increase in both Ecuador and Peru, partially offset by an increase in network maintenance and electric energy costs, an increase in allowance of doubtful accounts in Ecuador, partially offset by a decrease in doubtful accounts in Peru.

Segment operating margin was 21.0% in the first nine months of 2023, as compared to 14.0% in the first nine months of 2022. Adjusted segment operating margin was 25.5% in the first nine months of 2023, as compared to 18.9% in the first nine months of 2022. This increase in the segment operating margin for the first nine months of 2023 principally reflects lower subscriber acquisition costs in Peru and the profit on the sale of the towers in Peru to Sitios Latam, in each case as described above.

Central America—Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica

The number of prepaid wireless subscribers for the first nine months of 2023 increased by 2.5% over the first nine months of 2022, and the number of postpaid wireless subscribers increased by 9.0%, resulting in an increase in the total number of wireless subscribers in our Central America segment of 3.5%, or 566 thousand, to approximately 17 million as of September 30, 2023. The number of fixed voice RGUs for the first nine months of 2023 increased by 1.3% over the first nine months of 2022, the number of broadband RGUs increased by 8.0%, and the number of Pay TV RGUs increased by 9.0%, resulting in an increase in total fixed RGUs in our Central America segment of 5.6%, or 255 thousand, to approximately 4.8 million as of September 30, 2023.

Segment operating revenues for the first nine months of 2023 decreased by 7.1% over the first nine months of 2022. Adjusted segment operating revenues for the first nine months of 2023 increased by 5.9% over the first nine months of 2022.

Segment operating income for the first nine months of 2023 decreased by 28.6% over the first nine months of 2022. Adjusted segment operating income for the first nine months of 2023 decreased by 11.6% over the first nine months of 2022. This decrease in segment operating income for the first nine months of 2023 principally reflects an increase in subscriber acquisition costs, network maintenance expenses, customer care centers, electric energy costs and information technology solutions.

Segment operating margin was 14.7% in the first nine months of 2023, as compared to 19.1% in the first nine months of 2022. Adjusted segment operating margin was 19.6% in the first nine months of 2023, as compared to 23.4% in the first nine months of 2022.

As described above, Claro Panama’s operations are classified as discontinued operations and, as a result, the figures for 2022 have been restated to account for these operations.

Caribbean—The Dominican Republic and Puerto Rico

The number of prepaid wireless subscribers for the first nine months of 2023 increased by 3.6% over the first nine months of 2022, and the number of postpaid wireless subscribers increased by 3.0%, resulting in an increase in the total number of wireless subscribers in our Caribbean segment of 3.4%, or 250 thousand, to approximately 7.5 million as of September 30, 2023. The number of fixed voice RGUs for the first nine months of 2023 increased by 1.1% over the first nine months of 2022, the number of broadband RGUs increased by 5.0% and the number of Pay TV RGUs increased by 2.2%, resulting in an increase in total fixed RGUs in our Caribbean segment of 2.7%, or 73 thousand, to approximately 2.8 million as of September 30, 2023.

Segment operating revenues for the first nine months of 2023 decreased by 5.2% over the first nine months of 2022. Adjusted segment operating revenues for the first nine months of 2023 increased by 9.4% over the first nine months of 2022. This increase in adjusted segment operating revenues principally reflects growth in broadband services in Puerto Rico and increases in postpaid, prepaid and broadband revenues in the Dominican Republic, where the most representative financial effect was the sale of the towers to Sitios Latam. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.

Segment operating income for the first nine months of 2023 decreased by 5.2% over the first nine months of 2022. Adjusted segment operating income for the first nine months of 2023 increased by 23.2% over the first nine months of 2022. This increase in adjusted segment operating income principally reflects a write off allowance from lower pension plan costs due to actuarial adjustments and the sale of towers in the Dominican Republic to Sitios Latam.

Segment operating margin was 21.6% in the first nine months of 2023, and remained the same as in the first nine months of 2022. Adjusted segment operating margin was 21.9% in the first nine months of 2023, as compared to 19.4% in the first nine months of 2022.

Europe

The number of prepaid wireless subscribers for the first nine months of 2023 decreased by 1.4% over the first nine months of 2022, and the number of postpaid wireless subscribers increased by 7.2%, resulting in an increase in the total number of wireless subscribers in our Europe segment of 5.7%, or 1.4 million, to approximately 25 million as of September 30, 2023. The number of fixed voice RGUs for the first nine months of 2023 decreased by 3.8% over the first nine months of 2022, the number of broadband RGUs increased by 2.6% and the number of Pay TV RGUs increased by 5.4%, resulting in an increase in total fixed RGUs in our Europe segment of 1.6%, or 96 thousand, to approximately 6.2 million as of September 30, 2023.

Segment operating revenues for the first nine months of 2023 decreased by 5.2% over the first nine months of 2022. Adjusted segment operating revenues for the first nine months of 2023 increased by 5.9% over the first nine months of 2022.This increase in adjusted segment operating revenues principally reflects increases in postpaid, broadband, corporate networks and business services, and Pay TV.

Segment operating income for the first nine months of 2023 decreased by 6.4% over the first nine months of 2022. Adjusted segment operating income for the first nine months of 2023 increased by 3.9% over the first nine months of 2022.

Segment operating margin was 16.2% in the first nine months of 2023 as compared to 16.4% in the first nine months of 2022. Adjusted segment operating margin was 18.4% in the first nine months of 2023, as compared to 18.7% in the first nine months of 2022. This decrease in segment operating margin for the first nine months of 2023 principally reflects increases in electric energy costs, network maintenance costs, wages and salaries despite our cost savings program.

Liquidity and Capital Resources

Our management defines net debt as total debt minus (i) cash and cash equivalents, (ii) equity investments at fair value through other comprehensive income (OCI) and other short-term investments and (iii) debt instruments at fair value through other comprehensive income (OCI). As of September 30, 2023, we had net debt of Ps.389.7 billion, compared to net debt of Ps.404.8 billion as of September 30, 2022. At September 30, 2023, we had total debt of Ps.507.0 billion, cash and cash equivalents of Ps.28.3 billion, equity investments at fair value through other comprehensive income (OCI) and other short-term investments of Ps.74.5 billion and Ps.14.5 billion in debt instruments at fair value through other comprehensive income (OCI).

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 72.5% of our indebtedness at September 30, 2023 was denominated in currencies other than Mexican pesos (approximately 41.0% of such non-Mexican peso debt was in U.S. dollars and 59.0% in other currencies), and approximately 19.3% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions and excluding the debt of Telekom Austria AG, approximately 56.1% of our net debt as of September 30, 2023 was denominated in Mexican pesos.

The maturities of our long-term debt as of September 30, 2023, excluding debt associated with lease obligations were as follows:

Years	Amount (in millions of Mexican pesos)
2024	Ps.	12,920
2025		11,571
2026		30,183
2027 and thereafter		299,448

Total	Ps.	354,122

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. As of September 30, 2023, the net fair value of our derivatives and other financial items was a net liability of Ps.22.7 billion.

During the first nine months of 2023, we used approximately Ps.100.2 billion to fund capital expenditures which was primarily funded by our operating activities. We continue to evaluate our capital expenditure needs and opportunities in light of the COVID-19 pandemic. We have also continued to repurchase shares of our capital stock under our share repurchase program-, and during the first nine months of 2023, we spent Ps.7.7 billion repurchasing our shares in the open market. Whether we continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2024

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José Garcia Moreno Elizondo
Name:	Carlos José Garcia Moreno Elizondo
Title:	Chief Financial Officer

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Interim Condensed Consolidated Statements of Financial Position
(
In
thousands
of
Mexican pesos)

	Note	At September 30, 2023 Unaudited		At December 31, 2022 Audited
Assets
Current assets:
Cash and cash equivalents		Ps.	28,269,862	Ps.	33,700,949
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments			74,517,951		88,428,111
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net			217,091,976		199,424,202
Related parties	3		1,395,450		2,287,213
Derivative financial instruments			1,779,953		2,602,680
Inventories, net			20,564,752		23,995,133
Other current assets, net			15,624,093		10,565,422

Total current assets		Ps.	359,244,037	Ps.	361,003,710
Non-current assets:
Property, plant and equipment, net	4	Ps.	633,588,243	Ps.	657,226,210
Intangibles, net			120,066,266		128,893,422
Goodwill			146,593,836		141,121,365
Investments in associated companies			16,010,740		23,975,462
Deferred income taxes			133,470,022		128,717,811
Accounts receivable, subscriber, distributors and contract assets, net			8,637,383		8,724,497
Other assets, net			40,010,171		39,581,622
Debt instruments at fair value through other comprehensive income (OCI)			14,510,542		6,981,149
Right-of-use assets			120,010,835		121,874,096

Total assets		Ps.	1,592,142,075	Ps.	1,618,099,344

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	6	Ps.	152,921,592	Ps.	102,024,414
Short-term liability related to right-of-use of assets			26,444,015		32,902,237
Accounts payable			169,397,530		174,472,769
Accrued liabilities			60,424,727		56,815,331
Income tax			27,212,889		29,174,066
Other taxes payable			39,926,691		33,887,645
Derivative financial instruments			24,499,284		25,331,346
Related parties	3		6,037,132		7,224,218
Deferred revenues			26,801,103		27,044,928

Total current liabilities		Ps.	533,664,963	Ps.	488,876,954
Non-current liabilities:
Long-term debt	6	Ps.	354,122,037	Ps.	408,565,066
Long-term liability related to right-of-use of assets			105,023,825		101,246,574
Deferred income taxes			24,684,099		30,302,060
Deferred revenues			2,063,337		2,556,103
Asset retirement obligations			10,722,604		10,799,997
Employee benefits			137,317,089		137,923,317

Total non-current liabilities		Ps.	633,932,991	Ps.	691,393,117

Total liabilities		Ps.	1,167,597,954	Ps.	1,180,270,071

Equity:
Capital stock	9	Ps.	95,363,644	Ps.	95,365,329
Retained earnings:
Prior years			475,671,304		429,324,326
Profit for the period (year)			58,048,606		76,159,391

Total retained earnings			533,719,910		505,483,717
Other comprehensive loss items			(261,573,463)		(227,044,342)

Equity attributable to equity holders of the parent			367,510,091		373,804,704
Non-controlling interests			57,034,030		64,024,569

Total equity		Ps.	424,544,121		437,829,273

Total liabilities and equity		Ps.	1,592,142,075	Ps.	1,618,099,344

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
(In thousands of Mexican pesos, except
for
earnings per share)

		For the nine-month period ended September 30,
	Note	2023		2022 (1)
Operating revenues:
Service revenues		Ps.	521,859,211	Ps.	532,404,944
Sales of equipment			93,441,043		96,134,423

		Ps.	615,300,254	Ps.	628,539,367

Operating costs and expenses:
Cost of sales and services		Ps.	237,179,459	Ps.	245,607,587
Commercial, administrative and general expenses			131,042,690		135,022,670
Other expenses			5,775,031		3,159,198
Depreciation and amortization			115,327,084		118,564,551

		Ps.	489,324,264	Ps.	502,354,006

Operating income		Ps.	125,975,990	Ps.	126,185,361

Interest income			6,644,562		3,112,308
Interest expense			(32,294,735)		(30,940,340)
Foreign currency exchange gain, net			15,493,685		25,040,727
Valuation of derivatives, interest cost from labor obligations and other financial items, net	11		(21,312,724)		(23,701,474)
Equity interest in net result of associated companies			(3,731,486)		48,014

Profit before income tax			90,775,292		99,744,596
Income tax	5		29,112,504		35,657,332

Net profit for the period from continuing operations		Ps.	61,662,788	Ps.	64,087,264
Profit after tax for the period from discontinued operations	2,b		—		2,671,630

Net profit for the period		Ps.	61,662,788	Ps.	66,758,894

Net profit for the period attributable to:
Equity holders of the parent from continuing operations		Ps.	58,048,606	Ps.	59,778,075
Equity holders of the parent from discontinued operations	2,b		—		2,671,630
Non-controlling interests			3,614,182		4,309,189

		Ps.	61,662,788	Ps.	66,758,894
Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations		Ps.	0.92	Ps.	0.93
Basic and diluted earnings per share attributable to equity holders of the parent from discontinuing operations			—	Ps.	0.04

Other comprehensive (loss) income items:
Net other comprehensive loss that may be reclassified to profit or loss in subsequent periods:
Effect of translation of foreign entities from continuing operations		Ps.	(27,440,200)	Ps.	(28,965,432)
Effect of translation of foreign entities from discontinued operations			—		(1,750,472)
Items that will not be reclassified to (loss) or profit in subsequent periods:
Re-measurement of defined benefit plan, net of deferred taxes			(74,096)		677,362
Unrealized loss on equity investments at fair value, net of deferred taxes			(3,630,663)		(5,699,392)

Total other comprehensive loss items for the period, net of deferred taxes			(31,144,959)		(35,737,934)

Total comprehensive income for the period		Ps.	30,517,829	Ps.	31,020,960

Comprehensive income for the period attributable to:
Equity holders of the parent from continuing operations		Ps.	29,158,213	Ps.	31,390,828
Non-controlling interests			1,359,616		(369,868)

		Ps.	30,517,829	Ps.	31,020,960
Comprehensive income for the period:
Net comprehensive income from continuing operations		Ps.	30,517,829	Ps.	28,349,330
Net comprehensive income from discontinued operations	2,b		—		2,671,630

		Ps.	30,517,829	Ps.	31,020,960

(1)	Restated for discontinued operations.
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine-month period ended September 30, 2023
(In thousands
of
Mexican pesos)

	Capital stock	Legal reserve	Retained earnings	Unrealized loss on equity investment at fair value	Re-measurement of defined benefit plans	Cumulative translation adjustment	Revaluation surplus	Total equity attributable to equity holders of the parent	Non- controlling interests	Total equity
Balance at December 31, 2022 (audited)	Ps.95,365,329	Ps.358,440	Ps.505,125,277	Ps.(11,028,396)	Ps.(107,106,514)	Ps.(128,299,347)	Ps.19,389,915	Ps.373,804,704	Ps.64,024,569	Ps.437,829,273
Net profit for the period	—	—	58,048,606	—	—	—	—	58,048,606	3,614,182	61,662,788
Unrealized loss on equity and debt investments at fair value, net of deferred taxes	—	—	—	(3,630,663)	—	—	—	(3,630,663)	—	(3,630,663)
Remeasurement of defined benefit plan, net of deferred taxes	—	—	—	—	(41,494)	—	—	(41,494)	(32,602)	(74,096)
Translation effect of foreign entities	—	—	—	—	859,720	(25,278,653)	(799,303)	(25,218,236)	(2,221,964)	(27,440,200)
Transfer of revaluation surplus, net of deferred taxes	—	—	727,319	—	—	—	(727,319)	—	—	—

Comprehensive income for the period	—	—	58,775,925	(3,630,663)	818,226	(25,278,653)	(1,526,622)	29,158,213	1,359,616	30,517,829
Dividends declared	—	—	(29,048,960)	—	—	—	—	(29,048,960)	(1,962,377)	(31,011,337)
Repurchase of shares	(1,685)	—	(7,679,195)	—	—	—	—	(7,680,880)	—	(7,680,880)
Transfer of revaluation surplus, net of deferred taxes	—	—	4,911,409	—	—	—	(4,911,409)	—	—	—
Other acquisitions of non-controlling interests	—	—	(3,015)	—	—	—	—	(3,015)	(45,611)	(48,626)
Purchase of 6.06% of Telekom Austria AG	—	—	1,280,029	—	—	—	—	1,280,029	(6,342,167)	(5,062,138)

Balance at September 30, 2023 (unaudited)	Ps.95,363,644	Ps.358,440	Ps.533,361,470	Ps.(14,659,059)	Ps.(106,288,288)	Ps.(153,578,000)	Ps.12,951,884	Ps.367,510,091	Ps.57,034,030	Ps.424,544,121

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine-month period ended September 30, 2022
(In thousands of Mexican pesos)

	Capital stock	Legal reserve	Retained earnings	Unrealized loss on equity investment at fair value	Re-measurement of defined benefit plans	Cumulative translation adjustment	Revaluation surplus	Total equity attributable to equity holders of the parent	Non- controlling interests	Total equity
Balance at December 31, 2021(audited)	Ps.96,333,432	Ps.358,440	Ps.447,331,985	Ps.(6,321,120)	Ps.(102,507,107)	Ps.(104,270,295)	Ps.58,709,592	Ps.389,634,927	Ps.64,406,799	Ps.454,041,726
Net profit for the period	—	—	62,449,705	—	—	—	—	62,449,705	4,309,189	66,758,894
Unrealized loss on equity and debt investments at fair value, net of deferred taxes	—	—	—	(5,699,392)	—	—	—	(5,699,392)	—	(5,699,392)
Remeasurement of defined benefit plan, net of deferred taxes	—	—	—	—	294,922	—	—	294,922	382,440	677,362
Translation effect of foreign entities	—	—	—	—	281,815	(22,645,886)	(1,539,864)	(23,903,935)	(5,061,497)	(28,965,432)
Discontinued operations	—	—	—	—	—	(1,750,472)	—	(1,750,472)	—	(1,750,472)
Transfer of revaluation surplus, net of deferred taxes	—	—	1,871,993	—	—	—	(1,871,993)	—	—	—

Comprehensive income for the period	—	—	64,321,698	(5,699,392)	576,737	(24,396,358)	(3,411,857)	31,390,828	(369,868)	31,020,960
Dividends declared	—	—	(28,050,128)	—	—	—	—	(28,050,128)	(1,877,270)	(29,927,398)
Repurchase of shares	(4,077)	—	(20,906,029)	—	—	—	—	(20,910,106)	—	(20,910,106)
Recycling of assets revaluation surplus by spin-off, net of deferred taxes	—	—	34,827,458	—	—	—	(34,827,458)	—	(79,806)	(79,806)
Spin-off effects	(1,001,572)	—	(1,581,315)	—	—	—	—	(2,582,887)	—	(2,582,887)
Other acquisitions of non-controlling interests	—	—	(3,765)	—	—	—	—	(3,765)	(2,310)	(6,075)

Balance at September 30, 2022 (unaudited)	Ps.95,327,783	Ps.358,440	Ps.495,939,904	Ps.(12,020,512)	Ps.(101,930,370)	Ps.(128,666,653)	Ps.20,470,277	Ps.369,478,869	Ps.62,077,545	Ps.431,556,414

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(In thousands
of
Mexican pesos)

		For the nine-month period ended September 30,
	Note	2023		2022 (1)
Operating activities
Profit before income tax from continuing operations		Ps.	90,775,292	Ps.	99,744,595
Profit before income tax from discontinued operations	2b		—		866,131

Profit before income tax			90,775,292		100,610,726
Items not requiring the use of cash:
Depreciation of property, plant and equipment and right-of-use assets			101,733,065		105,187,148
Amortization of intangible and other assets			13,594,019		13,377,403
Equity interest in net income of associated companies			3,731,486		(48,014)
(Gain) loss on sale of property, plant and equipment			(5,158,441)		330,915
Net period cost of labor obligations			12,906,968		11,957,729
Foreign currency exchange income, net			(20,920,787)		(29,084,682)
Interest income			(6,644,562)		(3,112,308)
Interest expense			32,294,735		30,940,340
Employee profit sharing			3,033,542		2,539,913
Loss in valuation of derivative financial instruments, capitalized interest expense and other, net (2)			14,541,481		25,518,357
Gain on net monetary positions			(12,310,470)		(9,930,277)
Gain on sale of subsidiary			—		(3,587,010)
Working capital changes:
Subscribers, distributors, recoverable taxes, contract assets and other, net			(23,253,767)		(18,738,127)
Prepaid expenses			(7,245,160)		(8,011,614)
Related parties			(295,323)		2,446,683
Inventories			2,393,247		(9,096,805)
Other assets			(8,899,335)		(3,197,052)
Employee benefits			(11,347,115)		(20,691,624)
Accounts payable and accrued liabilities			7,785,737		(6,348,616)
Employee profit sharing paid			(3,315,609)		(2,934,290)
Financial instruments and other			(9,051,611)		(1,444,143)
Deferred revenues			622,488		5,421,692
Interest received			3,430,129		2,749,169
Income taxes paid			(40,667,647)		(39,490,141)
Cash flows from discontinued operating activities			—		4,006,804

Net cash flows provided by continuing operating activities		Ps.	137,732,362	Ps.	149,372,176

Investing activities
Purchase of property, plant and equipment			(89,136,571)		(101,368,792)
Acquisition of intangibles			(11,067,781)		(1,738,197)
Dividends received			3,884,554		4,682,650
Proceeds from sale of property, plant and equipment			6,997,431		207,731
Acquisition of businesses, net of cash acquired			2,543,240		(17,368,908)
Sale of shares of associated company and dilution of subsidiaries			—		2,829
Sale of shares			—		4,282,383
Proceeds from repayment of related party loan			—		46,769,833
Investments in associated companies			(459,749)		—
Short-term investments (3)			(4,273,348)		—
Cash flows from discontinued investing activities			—		(2,164,092)

Net cash flows used in investing continuing activities		Ps.	(91,512,224)	Ps.	(66,694,563)

Financing activities
Loans obtained			215,954,013		127,348,086
Repayment of loans			(183,386,854)		(120,911,994)
Payment of liability related to right-of-use of assets			(29,629,934)		(25,349,068)
Interest paid			(22,015,178)		(21,332,493)
Repurchase of shares			(7,688,327)		(20,920,392)
Dividends paid			(16,274,725)		(29,523,313)
Acquisition of non-controlling interests			(5,110,764)		(6,076)

Net cash flows used in financing activities		Ps.	(48,151,769)	Ps.	(90,695,250)

Net decrease in cash and cash equivalents		Ps.	(1,931,631)	Ps.	(8,017,637)
Adjustment to cash flows due to exchange rate fluctuations, net			(3,499,456)		(2,983,425)
Cash and cash equivalents at beginning of the period			33,700,949		38,679,891

Cash and cash equivalents at end of the period		Ps.	28,269,862	Ps.	27,678,829

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end period		Ps.	3,937,648	Ps.	1,385,988

(1)	Restated for discontinued operations.
(2)	As of September 30, 2023. Includes Ps. (8,238,393) related to Impairment to accounts receivable — ClaroVTR and Ps. (4,677,782) related to Impairment to investment — ClaroVTR.
(3)	As of September 30, 2023. Includes Ps. 13,762,695 related to the JV’s principal investment, net of cash applied.
The accompanying notes
are
an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of Mexican pesos (Ps.) and thousands of
U.S. dollars (US$), unless otherwise indicated)

1.	Description of the Business and Relevant Events
I. Corporate Information
América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil”, “AMX”, “we”, “us” and “our”) was incorporated under the laws of Mexico on September 25, 2000. As of September 30, 2023, the Company provides telecommunications services
in 22 countries, as well as through a joint venture in Chile, throughout Latin America, the Caribbean and Europe. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access and Pay TV, over the top (OTT) and other related services. The Company also sells equipment, accessories and computers.

•	Voice services provided by the Company, both wireless and fixed, mainly include the following: airtime, local, domestic and international long- distance services, and network interconnection services.

•	Data services include value added, corporate networks, data and Internet services.

•	Pay TV represents basic services, as well as pay per view and additional programming and advertising services.

•	AMX provides other related services to advertising in telephone directories, publishing and call center services.

•	The Company also provides video, audio and other media content that is delivered through the internet directly from the content provider to the end user.
In order to provide these services, América Móvil has licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed voice and data services) and to operate frequency bands in the radio-electric spectrum for point-to-point
and
point-to-multipoint
microwave links. The Company holds licenses in the 22 countries where it has networks, and such licenses have different dates of expiration through 2056.
Licenses in certain countries require payment to the corresponding government of a share of sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or, in some cases, based on certain size of the infrastructure in operation.
The corporate offices of América Móvil are located in Mexico City, Mexico, at
Lago Zurich 245, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, Mexico City, Mexico.
The Company’s unaudited interim condensed consolidated financial statements were approved for their issuance by the Chief Financial Officer on
January 16, 2024, and subsequent events have been considered through such date.
II. Relevant events

a.
On January 16, 2023, the Company informed that, after extensive dialogue with the Telephone Operators Union of the Mexican Republic, a constructive agreement had been reached regarding retirement conditions (pensions) for newly hired personnel that Teléfonos de México, S.A.B de C.V. (hereinafter, “Telmex”) hires from January 2023.

b.
On February 3, 2023 and June 30, 2023, as part of its reorganization plan approved in early 2021, the Company completed the sale of 1,388 and 2,980 telecommunications towers, property of its subsidiaries in the Dominican Republic and Peru, respectively, to Sitios Latinoamerica, S.A.B. de C.V. (hereinafter Sitios Latam), for an amount of Ps. 2,419,568 and 3,950,079, respectively. Therefore, a total of 3,480 towers were transferred.

c.
On February 6, 2023, the Company entered into a definitive agreement with Österreichische Beteiligungs AG (“OBAG”), with respect to their participations in Telekom Austria AG which provides a new term of 10 years and ensures AMX leadership and control over Telekom Austria Group. Also, it provides AMX the right to continue to nominate the majority of the Supervisory Board members and to nominate the Chairman and Chief Executive Officer of the Management Board of the Company with decision making vote over all management decisions. As part of the renewal of the Shareholders Agreement, AMX and OBAG have agreed to formally executed the spin-off
of the mobile towers in most of the countries in which Telekom Austria operates, including Austria. The implementation of the tower spin-off
will not result in changes in the core shareholder structure.

d.
On April 27, 2023, the Company’s shareholders approved a repurchase fund of Ps. 20 billion and the payment of an ordinary dividend of    Ps. 0.46 (forty six peso cents) per share to be paid in two installments: in July and November. They also agreed to the cancellation of the treasury shares acquired as part of its repurchase program, and to modify the sixth article of our bylaws to reduce the share capital proportionally to the cancellation of the shares.

e.
On June 9, 2023, the Company closed a 500 million-euro, five-year bullet loan for the new Euro Tele Sites, a tower company to be spun-off
from Telekom Austria. The loan was provided by a group of six international banks. On July 6, 2023, the same entity launched a 5.25%, 500 million-euro five-year bond. Euro Tele Sites will thus be fully funded at the time of the spin-off.

f.
On June 26, 2023, the Company launched the inaugural issue under its new Global Peso Notes program, under which it expects to issue an amount of up to Ps. 130 billion over five years. In its inaugural offering, registered both with the SEC in the U.S. and with the CNBV in Mexico, it placed a long seven-year, Ps. 17 billion, 9.5% sustainable bond—approximately one billion U.S. dollars equivalent—maturing in January 2031.

g.
On July 24, 2023, the Company through its subsidiary América Móvil, B.V. acquired shares corresponding to 5.55% of the voting rights in Telekom Austria AG from a private investor. As a consequence of the foregoing, the equity interest of the Company increases in the overall shareholding in Telekom Austria AG from 51% to 56.55%.

h.
On September 22, 2023, the Company completed the
spin-off
of EuroTeleSites AG and listed its shares on the Official Market of the Vienna Stock Exchange. The Telekom Austria AG shareholders received one EuroTeleSites AG share for every four
Telekom Austria AG shares they owned. Telekom Austria AG transferred 13 thousand towers in six countries to EuroTeleSites AG, along with a debt worth of one billion euros. EuroTeleSites AG has received a Baa2 rating from Moody’s and
BBB-
from Fitch. Telekom Austria currently has an
A-
rating from S&P and Fitch, and a Moody’s Baa1 rating.

2.	Basis of Preparation of the Unaudited Interim Condensed Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices
a) Basis of preparation
The accompanying unaudited interim condensed consolidated financial statements as of and for the nine-month period ended September 30, 2023, have been prepared in conformity with International Accounting Standard No. 34, Interim Financial Reporting (“IAS 34”), and using the same accounting policies applied in preparing the Company’s annual consolidated financial statements, except as explained below. The Company has prepared the unaudited interim condensed consolidated financial statements on the basis that it will continue to operate as a going concern. The accompanying interim condensed consolidated statement of financial position as of September 30, 2023, as well as the interim condensed consolidated statements of comprehensive income changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2023 and 2022, and their related disclosures included in these notes, are unaudited.
These unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as those used in the preparation of our annual consolidated financial statements as of December 31, 2022, except for the adoption of new standards and interpretations effective as from January 1, 2023 and the income tax expense that is recognized, according to IAS 34, for each interim period based on the best estimate of the weighted average annual income effective tax rate expected for the full financial year.
These unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2021 and 2022, and for the three-year period ended December 31, 2022, as included in the Company’s annual report on Form
20-F
for the year ended December 31, 2022 (the “2022 Form
20-F”).
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.
The Mexican peso is the functional currency of the Company’s Mexican operations and the consolidated reporting currency of the Company.
i) New standards, interpretations and amendments adopted
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Several amendments apply for the first time in 2023 but do not have an impact on the unaudited interim condensed consolidated financial statements of the Company:
Definition of Accounting Estimates - Amendments to IAS 8
The amendments to IAS 8 clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.
The amendments had no impact on the Company’s unaudited interim condensed consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2
The amendments to IAS 1 and IFRS Practice Statement 2
Making Materiality Judgements
provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.
The amendments had no impact on the Company’s unaudited interim condensed consolidated financial statements, but are expected to affect the accounting policy disclosures in the Company’s annual consolidated financial statements.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
The amendments to IAS 12
Income Taxes
narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.
The amendments had no impact on the Company’s unaudited interim condensed consolidated financial statements.
b) Discontinued operations
a) Claro Panama Disposal
In accordance with IFRS 5
Non-current
Assets Held For Sale and Discontinued Operations
, Claro Panama was classified as discontinued operations for the period presented in these unaudited interim condensed consolidated financial statements; consequently, the results are presented in the profit after tax for the period from discontinued operations in the unaudited interim condensed consolidated statements of comprehensive income. Therefore, the comparative figures in the unaudited interim condensed consolidated statements of comprehensive income have been restated in consequence.
The results of discontinued operations for the period are shown as follows:

	For the nine-month period ended as of September 30, 2022
Operative revenue:
Revenue services	Ps.	1,210,109
Sales of equipment		206,595

		1,416,704
Total costs and expenses		1,403,311

Operating profit		13,393

Financial costs		(39,538)
Gain on sale of discontinued operations		3,405,014

Profit before income taxes of discontinued operations		3,378,869
Income taxes		—

Net profit of the period of discontinued operations	Ps.	3,378,869

b) Joint Venture
In accordance with IFRS 11
Joint Arrangements
, our combined operations with Liberty Latin America, Ltd. (hereinafter, “LLA”) was classified as a joint venture named Claro Chile, SpA (hereinafter, the “JV” or “ClaroVTR”), since both LLA and the Company exercise joint control over ClaroVTR, and all relevant decisions require the consent of both parties. Consequently, in accordance with IFRS 5, ClaroVTR’s operations are classified as discontinued operations for the period that is presented in the unaudited interim condensed consolidated financial information.
As of the date of the accompanying unaudited interim condensed consolidated financial statements, the Company identified impairment indicators due to facts that occurred in 2023 and, the Company recorded an impairment in the value of its investment of
Ps. 4,677,782, and it is recognized in the “valuation of derivatives, interest cost from labor obligations and other financial items”, disclosed in the unaudited interim condensed consolidated statements of comprehensive income.
As of the date of the accompanying unaudited interim condensed consolidated financial statements, the contribution of CLP$289.3 billion by the Company permitted the refinancing of certain bank debt guaranteed by the Company existing at the formation of the JV. In addition, the Company has purchased convertible notes from ClaroVTR in an aggregate principal amount of Ps. 13,657,485 (including the amounts used for the refinancing of bank debt), convertible into shares of ClaroVTR. The convertible notes are disclosed as “Equity investments at fair value through OCI and other short-term investments.” Additionally, the Company recorded an impairment related to the operations of ClaroVTR totaling Ps. 8,238,393 on September 30, 2023. This amount is presented in Note 11.

The results of discontinued operations for the period are shown below:

	For the nine-month period ended as of September 30, 2022
Operative revenue:
Revenue services	Ps.	10,500,088
Sales of equipment		2,626,823

		13,126,911
Total costs and expenses		14,954,526

Operating loss		(1,827,615)
Financial costs		(685,124)

Loss before income taxes of discontinued operations		(2,512,739)
Income taxes		(1,805,500)

Net loss of the period of discontinued operations	Ps.	(707,239)

3.	Related Parties
a) The following is an analysis of the balances with related parties as of September 30, 2023 and December 31, 2022. All the companies were considered affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties:

	2023		2022
Accounts receivable:
Sears Roebuck de México, S.A. de C.V. and Subsidiaries	Ps.	219,463	Ps.	260,584
Sitios Latinoamérica, S.A.B. de C.V.		333,600		1,460,897
Sanborns Hermanos, S.A.		73,222		124,157
Patrimonial Inbursa, S.A.		369,658		166,366
Grupo Condumex, S.A. de C.V. and Subsidiaries		27,045		31,857
Telesites, S.A.B. de C.V. and Subsidiaries		100,518		80,677
Claroshop.com, S.A.P.I de C.V.		70,704		31,559
Other		201,240		131,116

Total	Ps.	1,395,450	Ps.	2,287,213

Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries	Ps.	2,566,413	Ps.	2,836,689
Grupo Condumex, S.A. de C.V. and Subsidiaries		462,891		2,036,371
Sitos Latinoamérica, S.A.B. de C.V.		1,003,640		960,244
Fianzas Guardiana Inbursa, S.A. de C.V.		433,843		437,428
Claroshop.com, S.A.P.I de C.V.		138,549		216,774
Grupo Financiero Inbursa, S.A.B. de C.V.		85,216		102,127
Seguros Inbursa, S.A. de C.V.		334,513		107,389
Cicsa Perú, S.A.C		244,335		256,344
Industrial Afiliada, S.A. de C.V		367,979		103,864
Banco Inbursa, S.A		75,130		20,089
Promotora Inbursa, S.A. de C.V		37,894		15,174
Other		286,729		131,725

Total	Ps.	6,037,132	Ps.	7,224,218

For the periods ended September 30, 2023 and 2022, there were no impairment losses on accounts receivable from related parties.

b)	For the nine-month periods ended September 30, 2023 and 2022, the Company conducted the following transactions with related parties:

	2023		2022
C apital expenditures and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	7,437,743	Ps.	9,450,787
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		3,307,409		2,420,466
Associated costs for towers’ sale (iii)		1,584,080		—
Rent of towers		804,171		312,726
Other services		1,535,383		1,042,218

	Ps.	14,668,786	Ps.	13,226,197

Revenues:
Service revenues	Ps.	630,643	Ps.	547,805
Sales of towers (iv)		7,662,188		—
Sales of equipment		1,118,923		598,162

	Ps.	9,411,754	Ps.	1,145,967

i)
In 2023, this amount includes Ps. 5,405,210 (Ps. 7,414,728 in 2022) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)
In 2023, this amount includes Ps. 48,564 (Ps. 79,398 in 2022) for network maintenance services performed by Grupo Carso subsidiaries; Ps. 0 in 2023 (Ps. 16,556 in 2022, respectively) for software services provided by an associate, and Ps. 2,734,425 (Ps. 2,272,336 in 2022) for insurance premiums paid mainly by Radiomóvil Dipsa, S.A. de C.V. (hereinafter, “Telcel”) to Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.

iii)
In 2023, this amount includes Ps. 789,414 of the cost related to the sales of towers by Compañía Dominicana de Teléfonos, S.A., Ps. 779,231 of the cost related to the sale of towers by América Móvil Perú, S.A.C., and Ps. 15,435 of the cost related to the sale of towers by Telmex.

iv)
In 2023, this amount includes Ps. 2,427,897 for sales of towers by Compañía Dominicana de Teléfonos, S.A., Ps. 4,282,291 for sales of towers by América Móvil Perú, S.A.C., and Ps. 952,000 for sale of towers by Telmex.

4. Property, Plant and Equipment, net
During the nine-month periods ended September 30, 2023 and 2022, the Company made purchases of plant and equipment (transmission network and other mobile and fixed assets) for an amount represented by net additions of Ps. 89,597,179 and Ps. 99,798,593, respectively. The depreciation of the period is represented by the amount of Ps. 77,925,179 (September 30, 2022: Ps. 87,158,682) and the Company registered a translation effect of foreign entities of Ps. 26,156,932 (September 30, 2022: Ps. 18,829,920).
5. Income Taxes
As explained elsewhere in these unaudited interim condensed consolidated financial statements, the Company is a Mexican corporation with numerous consolidated subsidiaries operating in other countries.

i)	Consolidated income tax matters
The composition of income tax expense for the nine-month period ended September 30, 2023 and 2022 is as follows:

	2023		2022
Current period income tax	Ps.	36,182,909	Ps.	39,557,635
Deferred income tax		(7,070,405)		(3,900,303)

Total Income tax	Ps.	29,112,504	Ps.	35,657,332

Income tax attributable to the discontinued operations:
Income tax of foreign discontinued operations. See Note 2 b)	Ps.	—	Ps.	—

Deferred tax related to items recognized in OCI during the nine-month period ended September 30, 2023 and 2022 is as follows:

	2023		2022
Equity investments at fair value	Ps.	3,714,808	Ps.	7,400,822

Deferred tax benefit recognized in OCI	Ps.	3,714,808	Ps.	7,400,822

In addition, deferred tax of Ps. 2,315,646 and Ps. 16,498,136 was transferred in the first nine months of 2023 and 2022, respectively, from revaluation surplus to retained earnings. This relates to the difference between the actual depreciation and equivalent depreciation based on cost.
Income Tax — Our income tax expense for the first nine months of 2023 was Ps. 29,112,504, as compared with Ps. 35,657,332 for the first nine months of 2022 (without taking into account income tax of discontinued operations - ClaroVTR and Claro Panama disposal).

a)
Decrease in the Effective Rate — The decrease in the effective rate of income taxes (32.07% in the first nine months of 2023, compared to 35.75% in the first nine months of 2022), with respect to the legal rate of 30.0% was mainly due to the inflationary tax effects, and tax benefits in several entities.

b)	For year-end of December 31, 2023, the estimated effective rate will be 33.00%.

6.	Debt
a) The Company’s short and long-term debt consists of the following:

As of September 30, 2023			(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	3.625%	2029	Ps.	17,728,700
	Fixed-rate Senior notes (i)	2.875%	2030		17,728,700
	Fixed-rate Senior notes (i)	4.700%	2032		13,296,525
	Fixed-rate Senior notes (i)	6.375%	2035		17,397,705
	Fixed-rate Senior notes (i)	6.125%	2037		6,545,879
	Fixed-rate Senior notes (i)	6.125%	2040		35,377,798
	Fixed-rate Senior notes (i)	4.375%	2042		20,388,005
	Fixed-rate Senior notes (i)	4.375%	2049		22,160,875

	Subtotal U.S. dollars			Ps.	150,624,187

Mexican pesos
	Domestic Senior notes (i)	TIIE + 0.020%	2024	Ps.	1,356,693
	Domestic Senior notes (i)	TIIE + 0.050%	2024		1,920,231
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		5,851,519
	Domestic Senior notes (i)	TIIE + 0.300%	2025		335,731
	Domestic Senior notes (i)	TIIE + 0.300%	2025		73,688
	Domestic Senior notes (i)	9.350%	2028		11,016,086
	Fixed-rate Senior notes (i)	9.500%	2031		17,000,000
	Domestic Senior notes (i)	9.520%	2032		14,679,166
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		4,964,352
	Domestic Senior notes (i)	4.840%	2037		7,308,611

	Subtotal Mexican pesos			Ps.	83,377,777

Euros
	Commercial Paper (iv)	3.830%	2023	Ps.	937,228
	Commercial Paper (iv)	3.830%	2023		749,782
	Commercial Paper (iv)	3.820%	2023		937,228
	Commercial Paper (iv)	3.830%	2023		468,614
	Commercial Paper (iv)	3.830%	2023		468,614
	Commercial Paper (iv)	3.850%	2023		880,994
	Commercial Paper (iv)	3.840%	2023		468,614
	Commercial Paper (iv)	3.850%	2023		468,614
	Commercial Paper (iv)	3.870%	2023		656,059

	Commercial Paper (iv)	3.870%	2023		937,228
	Commercial Paper (iv)	3.950%	2023		937,228
	Commercial Paper (iv)	3.970%	2023		656,059
	Commercial Paper (iv)	3.960%	2023		281,168
	Commercial Paper (iv)	4.030%	2023		937,228
	Commercial Paper (iv)	4.030%	2023		468,614
	Commercial Paper (iv)	4.140%	2023		187,446
	Commercial Paper (iv)	3.950%	2023		937,228
	Commercial Paper (iv)	3.950%	2023		656,059
	Commercial Paper (iv)	4.110%	2024		281,168
	Exchangeable Bond (i)	0.000%	2024		37,856,502
	Fixed-rate Senior notes (i)	1.500%	2024		15,932,871
	Fixed-rate Senior notes (i)	1.500%	2026		14,058,416
	Fixed-rate Senior notes (i)	0.750%	2027		14,167,790
	Fixed-rate Senior notes (i)	2.125%	2028		11,179,440
	Fixed-rate Senior notes (i)	5.250%	2028		9,372,277

	Subtotal euros			Ps.	114,882,469

Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	10,813,621
	Fixed-rate Senior notes (i)	5.750%	2030		14,057,707
	Fixed-rate Senior notes (i)	4.948%	2033		6,488,172
	Fixed-rate Senior notes (i)	4.375%	2041		16,220,431

	Subtotal Pound Sterling			Ps.	47,579,931

Brazilian reais
	Promissory Notes (i)	CDI + 1.000%	2023	Ps.	2,832,287
	Debentures (i)	CDI + 1.400%	2024		15,046,524
	Debentures (i)	CDI + 1.370%	2025		5,310,538
	Debentures (i)	CDI + 1.350%	2026		5,310,538

	Subtotal Brazilian reais			Ps.	28,499,887

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	1,542,968

	Subtotal Japanese yen			Ps.	1,542,968

Chilean pesos
	Fixed-rate Senior notes (i)	4.000%	2035	Ps.	3,582,591

	Subtotal Chilean pesos			Ps.	3,582,591

	Subtotal other currencies			Ps.	5,125,559

Lines of Credit and others
Euros
	Lines of credit (ii)	Euribor 1M + 1.3% / 4.150% - 5.195%	2023 - 2028	Ps.	12,652,574

Mexican pesos
	Lines of credit (ii)	TIIE + 0.300% - TIIE + 0.780%	2023 - 2024		56,280,000
Peruvian Soles
	Lines of credit (ii)	7.940% - 8.010%	2024		8,021,245

	Subtotal Lines of Credit and others			Ps.	76,953,819

	Total debt			Ps.	507,043,629

	Less: Short-term debt and current portion of long-term debt			Ps.	152,921,592

	Long-term debt			Ps.	354,122,037

As of December 31, 2022			(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total

Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	3.625%	2029	Ps.	19,414,300
	Fixed-rate Senior notes (i)	2.875%	2030		19,414,300
	Fixed-rate Senior notes (i)	4.700%	2032		14,560,725
	Fixed-rate Senior notes (i)	6.375%	2035		19,051,835
	Fixed-rate Senior notes (i)	6.125%	2037		7,168,245
	Fixed-rate Senior notes (i)	6.125%	2040		38,741,430
	Fixed-rate Senior notes (i)	4.375%	2042		22,326,445
	Fixed-rate Senior notes (i)	4.375%	2049		24,267,875

	Subtotal U.S. dollars			Ps.	164,945,155

Mexican pesos
	Domestic Senior notes (i)	TIIE + 0.050%	2024	Ps.	1,920,231
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		5,683,928
	Domestic Senior notes (i)	TIIE + 0.300%	2025		335,731
	Domestic Senior notes (i)	9.520%	2032		14,679,166
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		4,964,352
	Domestic Senior notes (i)	4.840%	2037		7,099,289

	Subtotal Mexican pesos			Ps.	53,554,397

Euros
	Commercial Paper (iv)	2.020%	2023	Ps.	519,575
	Commercial Paper (iv)	2.010%	2023		1,039,150

	Commercial Paper (iv)	2.270%	2023		519,575
	Commercial Paper (iv)	2.150%	2023		519,575
	Fixed-rate Senior notes (i)	3.500%	2023		6,234,902
	Fixed-rate Senior notes (i)	3.259%	2023		15,587,256
	Exchangeable Bond (i)	0.000%	2024		43,581,968
	Fixed-rate Senior notes (i)	1.500%	2024		17,665,557
	Fixed-rate Senior notes (i)	1.500%	2026		15,587,256
	Fixed-rate Senior notes (i)	0.750%	2027		15,708,525
	Fixed-rate Senior notes (i)	2.125%	2028		12,395,194

	Subtotal euros			Ps.	129,358,533

Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	11,729,149
	Fixed-rate Senior notes (i)	5.750%	2030		15,247,894
	Fixed-rate Senior notes (i)	4.948%	2033		7,037,490
	Fixed-rate Senior notes (i)	4.375%	2041		17,593,724

	Subtotal Pound Sterling			Ps.	51,608,257

Brazilian reais
	Debentures (i)	CDI + 1.350%	2023	Ps.	9,302,135
	Promissory Notes (i)	CDI + 1.000%	2023		2,976,683
	Debentures (i)	CDI + 1.400%	2024		15,813,630
	Debentures (i)	CDI + 1.370%	2025		5,581,281

	Subtotal Brazilian reais			Ps.	33,673,729

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	1,924,847

	Subtotal Japanese yen			Ps.	1,924,847

Chilean pesos
	Fixed-rate Senior notes (i)	4.000%	2035	Ps.	3,964,099

	Subtotal Chilean pesos			Ps.	3,964,099

	Subtotal other currencies			Ps.	5,888,946

Lines of Credit and others
U.S. dollars
	Lines of credit (ii)	5.050%	2023	Ps.	491,750
Euros
	Lines of credit (ii)	2.083% - 2.650%	2023 - 2024		17,052,458
Mexican pesos
	Lines of credit (ii)	TIIE + 0.280% - TIIE + 0.580%	2023		43,580,000
Peruvian Soles
	Lines of credit (ii)	6.00%	2023		4,142,056
Colombian pesos
	Lines of credit (ii)	IBR + 2.25%	2023		165,479

Brazilian reais
	Lines of credit (ii)	13.32%	2023		6,105,177
Others
	Lines of credit (ii)	11.00%	2023		23,543

	Subtotal Lines of Credit and others			Ps.	71,560,463

	Total debt			Ps.	510,589,480

	Less: Short-term debt and current portion of long-term debt			Ps.	102,024,414

	Long-term debt			Ps.	408,565,066

L = LIBOR (London Interbank Offered Rate)
TIIE = Mexican Interbank Rate
CDI = Brazil Interbank Deposit Rate
TAB = Chilean weighted average funding rate
IBR = Colombia Reference Bank Indicator
Interest rates on the Company’s debt are subject to fluctuations in international and local rates. The Company’s weighted-average cost of borrowed funds as of December 31, 2022 and September 30, 2023 was approximately 5.38% and 5.98%, respectively.
Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.
An analysis of the Company’s short-term debt maturities as of December 31, 2022 and September 30, 2023 is as follows:

	2022		2023
Obligations and Senior Notes	Ps.	36,698,853	Ps.	85,340,050
Lines of credit		65,325,561		67,581,542
Financial leases		—		—

Subtotal short term debt	Ps.	102,024,414	Ps.	152,921,592

Weighted-average interest rate		8.50%		7.11%

The Company’s long-term debt maturities are as follows:

Years	Amount
2024	Ps.	12,920,231
2025		11,571,475
2026		30,182,574
2027 and thereafter		299,447,757

Total	Ps.	354,122,037

(i) Senior Notes
The outstanding Senior Notes as of December 31, 2022 and September 30, 2023 are as follows:

Currency*	2022		2023
U.S. dollars	Ps.	164,945,155	Ps.	150,624,187
Mexican pesos		53,554,397		83,377,777
Euros		129,358,533		114,882,469
Pound sterling		51,608,257		47,579,931
Brazilian reais		33,673,729		28,499,887
Japanese yens		1,924,847		1,542,968
Chilean pesos		3,964,099		3,582,591

*	Thousands of Mexican pesos
*	Includes secured and unsecured senior notes.
On July 21
st
. the Company saw matured its €750 million, 3.259% bond, with a tenor of ten years.
(ii) Lines of credit
As of December 31, 2022, and September 30, 2023, debt under lines of credit aggregated to Ps. 71,560 million and Ps. 76,954 million, respectively. Telekom Austria closed September 30, 2023 with an aggregated debt of Ps. 12,653 under lines of credit.
The Company has two revolving syndicated credit facilities, one for the Euro equivalent of US$1,500 million and the other for US$2,500 million maturing in 2026 and 2024, respectively. As long as the facilities are committed, a commitment fee is paid. As of September 30, 2023, these credit facilities are undrawn. Telekom Austria has an undrawn revolving syndicated credit facility in Euros for €1,000 million that matures in 2026.
(iv) Commercial Paper
In August 2020, we established a new Euro-Commercial Paper program for a total amount of €2,000 million. As of September 30, 2023, debt under this program aggregated to Ps. 12,315 million.
Restrictions
A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. As of September 30, 2023, the Company was in compliance with all these requirements.
A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as its current shareholders continue to hold the majority of the Company’s voting shares.
Covenants
In conformity with the credit agreements, the Company is obliged to comply with certain financial and operating commitments. Such covenants limit in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control of Telcel.
Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (defined as operating income plus depreciation and amortization) that does not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements).
Several of the financing instruments of the Company may be accelerated, at the option of the debt holder in the case that a change in control occurs.
As of September 30, 2023, the Company was in compliance with all the covenants.

7.	Contingencies
Included in Note 17 on pages
F-68
to
F-70
of the Company’s 2022 Form
20-F
is a disclosure of material contingencies outstanding as of December 31, 2022. As of September 30, 2023, there has not been any material change in the status of those contingencies.

8.	Financial Assets and Liabilities
Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of September 30, 2023 and December 31, 2022:

	September 30, 2023
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	5,889,985	Ps.	—	Ps.	68,627,966
Accounts receivable from subscribers, distributors, contractual assets and other		163,010,399		—		—
Related parties		1,395,450		—		—
Derivative financial instruments		—		1,779,953		—

Total current assets		170,295,834		1,779,953		68,627,966

Debt instruments at fair value through OCI		—		—		14,510,542

Total	Ps.	170,295,834	Ps.	1,779,953	Ps.	83,138,508

Financial Liabilities:
Debt	Ps.	507,043,629	Ps.	—	Ps.	—
Liability related to right-of-use of assets		131,467,840		—		—
Accounts payable		169,397,530		—		—
Related parties		6,037,132		—		—
Derivative financial instruments		—		24,499,284		—

Total	Ps.	813,946,131	Ps.	24,499,284	Ps.	—

	December 31, 2022
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	—	Ps.	—	Ps.	88,428,111
Accounts receivable from subscribers, distributors, contractual assets and other		161,201,512		—		—
Related parties		2,287,213		—		—
Derivative financial instruments		—		2,602,680		—

Total current assets		163,488,725		2,602,680		88,428,111

Debt instruments at fair value through OCI		—		—		6,981,149

Total	Ps.	163,488,725	Ps.	2,602,680	Ps.	95,409,260

Financial Liabilities:
Debt	Ps.	510,589,480	Ps.	—	Ps.	—
Liability related to right-of-use of assets		134,148,811		—		—
Accounts payable		174,472,769		—		—
Related parties		7,224,218		—		—
Derivative financial instruments		—		25,331,346		—

Total	Ps.	826,435,278	Ps.	25,331,346	Ps.	—

Fair value hierarchy
The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3: Variables used for the asset or liability that are not based on any observable market data
(non-observable
variables).
The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the interim condensed consolidated statements of financial position at September 30, 2023 and December 31, 2022 is as follow:

	Measurement of fair value at September 30, 2023
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	68,627,966	Ps.	—		Ps.5,889,985		Ps.74,517,951
Derivative financial instruments		—		1,779,953		—		1,779,953
Revalued of assets		—		—		27,812,945		27,812,945
Pension plan assets		191,871,841		14,298,222		35,860		206,205,923

Total current assets		260,499,807		16,078,175		33,738,790		310,316,772
Debt instruments at fair value through OCI		5,032,597		9,477,945		—		14,510,542

Total	Ps.	265,532,404	Ps.	25,556,120	Ps.	33,738,790	Ps.	324,827,314

Liabilities:
Debt	Ps.	349,654,882	Ps.	127,557,171	Ps.	—	Ps.	477,212,053
Liability related to right-of-use of assets		131,467,840		—		—		131,467,840
Derivative financial instruments		—		24,499,284		—		24,499,284

Total	Ps.	481,122,722	Ps.	152,056,455	Ps.	—	Ps.	633,179,177

	Measurement of fair value at December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	88,428,111	Ps.	—	Ps.	—	Ps.	88,428,111
Derivative financial instruments		—		2,602,680		—		2,602,680
Revalued of assets		—		—		38,353,719		38,353,719
Pension plan assets		192,829,688		15,657,661		39,270		208,526,619

Total current assets		281,257,799		18,260,341		38,392,989		337,911,129

Debt instruments at fair value through OCI		—		6,981,149		—		6,981,149

Total	Ps.	281,257,799	Ps.	25,241,490	Ps.	38,392,989	Ps.	344,892,278

Liabilities:
Debt	Ps.	371,709,395	Ps.	116,848,635	Ps.	—	Ps.	488,558,030
Liability related to right-of-use of assets		134,148,811		—		—		134,148,811
Derivative financial instruments		—		25,331,346		—		25,331,346

Total	Ps.	505,858,206	Ps.	142,179,981	Ps.	—	Ps.	648,038,187

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The fair value of VTR bonds in AMX B.V. as debt instruments at fair value through OCI, were classified as Level 1 as they are listed on the regulated market. The Company’s investment in equity investments at fair value, specifically the investment in KPN N.V.and Verizon, is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized loss related to derivative financial instruments for the nine-months period ended September 30, 2023 and 2022 was
Ps. (9,051,611) and Ps. (1,444,143) respectively.
The fair value of the asset revaluation was calculated using valuation techniques, using observable market data and internal information on transactions carried out with independent third parties. To determine fair value, we use level 2 and 3 information, the Company used inputs such as average rents, contract term and discount rates for discounted flow modeling techniques; in the case of discount rates, we use level 2 data where the information is public and is found in recognized databases, such as country risks, inflation, etc. In the case of average rents and contract terms, we use level 3 data, where the information is mainly internal based on lease contracts entered into with independent third parties.
For the nine-months period ended September 30, 2023, and 2022, no transfers were made between Level 1, Level 2 and Level 3 fair value measurement hierarchies.

9.	Shareholders’ Equity
a) Pursuant to the Company’s bylaws, the capital stock of the Company consisted as of September 30, 2023 of a minimum fixed portion of Ps. 238,749 (nominal amount), represented by a total of
63,220’260,000
shares (including treasury shares available for placement in accordance with the provisions of the Mexican Securities Market Law) (
Ley del Mercado de Valores
), all of them “B” shares.
b) As of September 30, 2023 and December 31, 2022, the Company’s capital stock was represented by
62,879’000,000
outstanding “B” shares and 63,325,000,000 shares (20,554,697,460 “AA” shares, 488,283,894 “A” shares and 42,282,018,646 “L” shares), respectively, not including treasury shares.
c) As of September 30, 2023 and December 31, 2022, the Company’s treasury held for placement in accordance with the provisions of the Mexican Securities Market Law (
Ley del Mercado de Valores
) and the Mexican General Regulations applicable to Securities Issuers (
Disposiciones de carácter general aplicables a las Emisoras de Valores y a otros participantes del Mercado de Valores)
issued by the National Banking and Securities Commission
(Comisión Nacional Bancaria y de Valores)
, a total amount of
341’260,000
shares all Series “B”; and 56,000,000 shares all of them Series “L”, respectively all acquired pursuant to the Company’s share repurchase program.
d) Company’s “B” shares are registered common and
no-par
value shares with full voting rights.
Dividends
On April 27, 2023, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps. 0.46
(forty-six
peso cents) per share to each of the shares of its capital stock. It was approved, that such dividend would be paid in two installments of Ps. 0.23
(twenty three peso cents) each, on July 17 and November 13, 2023 respectively. As of the date of the accompanying unaudited interim condensed consolidated financial statements, the first disbursement was paid.
On April 20, 2022, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps. 0.44 (forty-four peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. It was approved, that such dividend would be paid in one installment, on August 29, 2022.
Legal Reserve
According to the General Corporations Law (
Ley General de Sociedades Mercantiles)
, companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of September 30, 2023 and December 31, 2022, the legal reserve amounted to Ps. 358,440.
Restrictions on Certain Transactions
Pursuant to the Company’s bylaws any transfer of more than 10% of the full voting shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. However, if the Board of Directors denies such approval, the Company’s bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Bolsa Mexicana de Valores, S.A.B. de C.V.
Payment of Dividends
Dividends, either in cash or in kind, paid with respect to the “B” shares or “B” share ADSs will generally be subject to a 10% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014).
Non-resident
holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.

10.	Components of other comprehensive loss
The movement on the components of the other comprehensive income for the nine-month periods ended September 30, 2023 and 2022 is as follows:

	2023		2022
Controlling interest:
Unrealized loss on equity investments at fair value, net of deferred taxes	Ps.	(3,630,663)	Ps.	(5,699,392)
Translation effect of foreign entities		(25,259,730)		(23,903,935)
Translation effect by discontinued operations		—		(1,750,472)
Remeasurement of defined benefit plan, net of deferred taxes		—		294,922
Non-controlling interest of the items above		(2,254,566)		(4,679,057)

Other comprehensive loss	Ps.	(31,144,959)	Ps.	(35,737,934)

11.	Valuation of derivatives, interest cost from labor obligations and other financial items, net
For the nine-month periods ended September 30, 2023 and 2022, valuation of derivatives and other financial items was as follows:

	2023		2022
Loss in valuation of derivatives, net	Ps.	(14,583,677)	Ps.	(33,682,405)
Capitalized interest income		998,616		1,149,241
Commissions		(854,342)		(770,028)
Interest cost of labor obligations		(10,373,166)		(9,287,660)
Dividend received		3,884,554		5,433,823
Gain on net monetary positions		12,310,469		9,773,317
Contractual earn-out Verizon		1,345,103		2,298,533
Impairment to accounts receivable – ClaroVTR		(8,238,393)		—
Impairment to investment – ClaroVTR		(4,677,782)		—
TracFone contractual compensation		(647,013)		—
DISH uncollectible allowance		(613,515)		—
Dividend prescription America Movil		—		885,877
Other financial cost (i)		136,422		497,828

Total	Ps.	(21,312,724)	Ps.	(23,701,474)

(i)	Excludes discontinued operations of Chile and Panama (See Note 2b)

12.	Segments
América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in 22 countries, including Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, Honduras, Peru, Paraguay, Uruguay, the Dominican Republic, Puerto Rico, Austria, Croatia, Bulgaria, Belarus, Macedonia, Serbia and Slovenia. The accounting policies for the segments are the same as those described in Note 2.
The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by operating segment. All operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits before income tax or (iii) more than 10% of consolidated assets, are presented separately.
The Company presents the following reportable segments for the purposes of its unaudited interim condensed consolidated financial statements: Mexico (includes Telcel and Corporate operations and assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina, Paraguay and Uruguay), Colombia, Andean (includes Ecuador and Peru), Central America (includes Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica), Caribbean (includes the Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).
The segment Southern Cone comprises mobile communication services in Argentina as well as Paraguay and Uruguay. Beginning in 2018, hyperinflation accounting in accordance with IAS 29 was initially applied to Argentina, which results in the restatement of non-monetary
assets, liabilities and all items of the statement of comprehensive income for the change in a general price index and the translation of these items applying the period-end
exchange rate.

The Company considers that the quantitative and qualitative aspects of any aggregated operating segments (that is, Central America and Caribbean reportable segments) are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) the similarity of key financial statements measures and trends, (ii) all entities provide telecommunications services, (iii) similarities of customer base and services, (iv) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (v) similarities of governments and regulatory entities that oversee the activities and services of telecom companies, (vi) inflation trends and (vii) currency trends.

	Mexico	Telmex	Brazil	(1) Southern Cone	Colombia	Andean	(2) Central America	Caribbean	Europe	Eliminations	Consolidated total
For the nine-months period ended September 30, 2023 (in Ps.):
External revenues	183,326,820	63,385,410	120,643,031	25,589,086	45,573,769	40,784,677	32,815,550	28,317,264	74,864,647	—	615,300,254
Intersegment revenues	7,282,073	12,447,157	3,342,344	37,453	246,029	50,594	73,754	899,205	—	(24,378,609)	—

Total revenues	190,608,893	75,832,567	123,985,375	25,626,539	45,819,798	40,835,271	32,889,304	29,216,469	74,864,647	(24,378,609)	615,300,254
Depreciation and amortization	19,854,926	10,661,824	32,948,124	7,138,235	9,687,040	7,705,756	7,774,150	5,272,622	15,611,301	(1,326,894)	115,327,084
Operating income	62,193,205	9,478,594	18,413,105	836,693	7,317,594	8,582,308	4,826,064	6,309,274	12,140,762	(4,121,609)	125,975,990
Interest income	19,632,757	1,090,456	3,318,180	486,484	645,925	1,620,722	466,514	1,147,198	307,387	(22,071,061)	6,644,562
Interest expense	20,369,944	5,442,770	19,273,742	1,474,895	2,489,576	1,222,209	933,496	1,229,509	1,432,444	(21,573,850)	32,294,735
Income tax	22,039,911	(145,184)	654,368	(2,325,567)	835,905	3,330,258	1,314,679	1,535,248	2,300,165	(427,279)	29,112,504
Equity interest in net income (loss) of associated companies	(3,797,172)	28,384	24,249	(2,815)	—	—	(645)	—	16,513	—	(3,731,486)
Net profit (loss) attributable to equity holders of the parent	28,946,397	(4,035,727)	4,346,285	(143,764)	3,180,166	6,476,390	3,191,646	4,365,631	8,535,407	3,186,175	58,048,606
Assets by segment	1,030,522,792	237,903,064	388,792,356	81,116,527	114,451,892	92,960,971	90,174,355	103,282,962	147,490,187	(694,553,031)	1,592,142,075
Plant, property and equipment, net	46,104,250	145,781,937	152,498,377	39,540,047	49,660,991	29,654,941	40,204,241	36,373,908	67,032,522	(1,075,916)	605,775,298
Revalued of assets	—	—	—	—	7,990,278	—	—	—	19,822,667	—	27,812,945
Goodwill	26,450,092	215,381	29,800,253	201,265	9,134,535	4,620,773	6,290,086	14,186,723	55,694,728	—	146,593,836
Trademarks, net	109,232	95,212	1,221	—	—	570	—	199,664	2,326,510	—	2,732,409
Licenses and rights, net	10,751,301	98,630	33,300,938	12,018,537	8,156,321	3,339,628	4,967,979	9,112,039	18,736,696	—	100,482,069
Investment in associated companies	21,458,537	574,192	49,427	(12,872)	—	—	21,139	—	18,463	(6,098,146)	16,010,740
Liabilities by segments	651,378,535	230,678,142	322,742,258	46,077,687	58,557,943	40,753,768	34,556,739	49,060,210	92,192,262	(358,399,590)	1,167,597,954
For the nine-months period ended September 30, 2022 (in Ps.):
External revenues	173,172,999	59,941,741	123,960,091	31,364,649	55,577,412	40,900,522	35,271,222	29,352,658	78,998,073	—	628,539,367
Intersegment revenues	6,693,842	12,078,536	2,517,238	(76,302)	284,947	56,598	131,015	1,465,986	—	(23,151,860)	—

Total revenues	179,866,841	72,020,277	126,477,329	31,288,347	55,862,359	40,957,120	35,402,237	30,818,644	78,998,073	(23,151,860)	628,539,367
Depreciation and amortization	19,630,572	9,815,473	32,355,992	7,573,737	10,016,934	7,973,246	8,217,529	5,357,477	17,256,032	367,559	118,564,551
Operating income	56,239,177	9,804,633	18,586,084	2,662,681	11,232,978	5,750,496	6,760,634	6,657,361	12,976,982	(4,485,665)	126,185,361
Interest income	13,450,786	555,563	1,713,993	612,437	504,971	633,511	274,680	406,424	156,211	(15,196,268)	3,112,308
Interest expense	18,595,453	2,043,815	17,643,103	2,199,390	1,969,055	702,871	811,202	754,293	979,499	(14,758,341)	30,940,340
Income tax	21,757,834	1,730,732	(107,876)	1,532,415	2,250,229	1,775,276	1,808,111	2,279,688	2,573,925	56,998	35,657,332
Equity interest in net income (loss) of associated companies	34,540	22,459	10,642	(528)	—	—	—	—	(19,099)	—	48,014
Net profit (loss) attributable to equity holders of the parent continues operations	53,728,501	(1,981,977)	4,110,728	848,256	5,057,140	4,290,589	4,283,706	3,727,793	9,529,969	(23,816,630)	59,778,075
Net profit attributable to equity holders of the parent discontinued operations	—	—	—	—	—	—	—	—	—	—	2,671,630

Net profit (loss) attributable to equity holders of the parent	53,728,501	(1,981,977)	4,110,728	848,256	5,057,140	4,290,589	4,283,706	3,727,793	9,529,969	(23,816,630)	62,449,705
Assets by segment	1,050,721,746	208,717,113	401,470,870	133,019,538	105,867,593	83,344,448	85,906,325	102,864,039	149,230,066	(690,838,170)	1,630,303,568
Plant, property and equipment, net	49,659,959	128,057,776	156,556,259	62,710,762	46,760,727	32,923,637	38,481,018	42,377,462	68,193,484	(982,743)	624,738,341
Revalued of assets	—	—	—	—	8,647,734	6,691,780	—	1,592,140	22,726,516	—	39,658,170
Goodwill	23,296,674	215,381	31,068,497	2,295,155	12,742,478	4,680,898	6,323,205	14,186,723	48,521,317	—	143,330,328
Trademarks, net	106,771	126,442	—	—	—	—	—	241,987	2,448,987	—	2,924,187
Licenses and rights, net	10,870,850	112,302	37,967,828	15,372,115	9,134,619	4,593,871	3,803,556	10,773,291	20,292,186	—	112,920,618
Investment in associated companies	3,750,083	544,058	86,784	(22,937)	—	—	24,894	—	21,536	(1,262,240)	3,142,178
Liabilities by segments	633,866,917	190,971,198	294,931,188	73,669,413	55,487,418	35,050,731	31,004,610	53,039,683	95,495,024	(264,769,028)	1,198,747,154

(1)	Restated for discontinued operations for the nine-month period ended September 30, 2022 ClaroVTR.
(2)	Restated for discontinued operations for the nine-month period ended September 30, 2022 (Panama disposal).

13.	Subsequent events

a)
On November 29, 2023, the Company through its subsidiary América Móvil, B.V. has increased its overall shareholding in Telekom Austria AG to 58% of Telekom Austria’s total outstanding shares, through a series of open market transactions.

b)
On December 26, 2023, the Company entered into a Transaction Agreement with Liberty Latin America Ltd. (“LLA”); its JV, ClaroVTR and certain affiliates of the Company and LLA, which consists of providing additional capital required by ClaroVTR during the calendar year 2023 and through June 30, 2024 in an aggregate amount not to exceed
CLP$972.4
billion, either collectively in proportion to their respective shareholding percentage interest or individually.

Furthermore, the Company or LLA may exercise a catch-up right on or before August 1, 2024, to cure any failure by the Company or LLA to fund its respective portion of such commitment in order to continue ClaroVTR as a 50:50 joint venture. Upon the conversion of the convertible notes of
ClaroVTR

purchased by the Company and any additional convertible notes purchased by the Company on or prior to August 1, 2024, ClaroVTR may no longer be a
50:50
joint venture if LLA does not exercise its catch-up right pursuant to the joint venture agreement.